EXHIBIT 99.21

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 22, 2012
GMX Resources Inc.
9400 N. Broadway
Suite 600
Oklahoma City, Oklahoma 73114
Ladies and Gentlemen:
Pursuant to your request, we have prepared estimates of the extent and value of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2011, of certain Haynesville Shale and Williston Basin properties owned by GMX Resources Inc. (GMXR). This evaluation was completed on February 22, 2012. The properties appraised consist of working interests in wells located in Harrison County, Texas and Billings, McKenzie, and Stark counties in North Dakota. GMXR has represented that these properties account for approximately 71.3 percent on a thousand cubic feet equivalent basis of GMXR's net proved reserves as of December 31, 2011. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by GMXR.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2011. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by GMXR after deducting all interests owned by others.

Data used in this evaluation were obtained from reviews with GMXR personnel, GMXR files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by GMXR with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Haynesville Shale

Natural gas reserves estimated in this report for properties in Harrison County, Texas, are producing or will produce from the Haynesville Shale reservoir. The Haynesville Shale varies from 250 to more than 300 feet thick with porosities from 7.5 to 8.5 percent across GMXR's acreage.

For proved producing properties whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline or other performance relationships.

Proved undeveloped reserves were estimated by evaluating recoverable reserves per foot of horizontal lateral for the producing properties and applying the resultant recovery per foot to the planned lateral lengths of undeveloped locations. This study included an analysis of the latest production data to estimate ultimate recovery for the 42 horizontal Haynesville Shale wells completed by GMXR and on production as of December 31, 2011. This sample was then reduced to the last 21 wells completed in the field, since they represented the latest completion techniques adopted by GMXR in 2010. Well spacing is estimated to be approximately 1,000 feet between the horizontal laterals.

Additionally, to verify the reasonableness of the undeveloped reserves estimates made using the methodologies above, the volumetric method was used to estimate the original gas in place (OGIP). Structure maps were used to delineate the reservoir, and isopach maps were used to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. The average OGIP across GMXR's Harrison County acreage is 160 billion cubic feet (Bcf) per 640 acres. Drainage areas and recovery factors were calculated using the proposed lateral lengths and the estimated ultimate recoveries from the proved undeveloped locations. The resulting calculated recovery factors for proved undeveloped locations were found to be between 17 and 18 percent.

Williston Basin

Petroleum reserves estimated in this report for North Dakota properties are producing or will produce from the Bakken or Three Forks reservoirs within the Williston Basin.

For proved producing properties whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline or other performance relationships.

Proved undeveloped reserves were estimated by analogy with similar wells for which more complete data were available.

All proved undeveloped North Dakota wells were in the process of drilling and/or awaiting stimulation at the completion date of this report. These properties were considered undeveloped because greater than 35 percent of total drilling and completion capital remained to be spent at the effective date of this report.
Definition of Reserves
Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on December 31, 2011. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2011, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2011, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2011. Production data through December 2011 were available for most properties.

Our estimates of GMXR's net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in millions of cubic feet (MMcf), thousands of barrels (Mbbl) and million cubic feet equivalent (MMcfe).

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2011

	Oil and Condensate (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)	Gas Equivalent (MMcfe)
Properties reviewed by DeGolyer and MacNaughton

Proved Producing	289	20	78,898	80,752
Proved Non-Producing	—	—	—	—
Proved Undeveloped	431	41	119,780	122,612

Total Proved	720	61	198,678	203,364

Note: Liquids are converted to gas equivalent using a factor of 1 barrel of liquids per 6 thousand cubic feet equivalent.
Primary Economic Assumptions
Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. These values are based on the economic conditions as defined by the SEC.

Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by GMXR. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:
Natural Gas Prices
GMXR has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials and heating value adjustments to the Henry Hub reference price of $4.12 per million British thermal units (MMBtu) furnished by GMXR and held constant thereafter. The volume-weighted average price was $3.881 per Mcf.
Oil, Condensate, and NGL Prices
GMXR has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The prices were calculated for each property using differentials to a West Texas Intermediate reference price of $96.19 per barrel furnished by GMXR and held constant thereafter. The volume-weighted average price was $84.65 per barrel for oil and condensate, and $62.96 per barrel for NGL.

Operating Expenses and Capital Costs
Operating expenses and capital costs, based on information provided by GMXR, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

The estimated future revenue and expenditures attributable to the production and sale of GMXR's net proved reserves of the properties appraised, as of December 31, 2011, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved

Future Gross Revenue, M$	329,876	—	505,924	835,800
Production and Ad Valorem Taxes, M$	26,648	—	31,738	58,386
Operating Expenses, M$	89,138	—	62,933	152,071
Capital Costs, M$	—	—	235,268	235,268
Abandonment Costs, M$	1,575	—	1,070	2,645
Future Net Revenue, M$	212,515	—	174,915	387,430
Present Worth at 10 Percent, M$	83,010	—	4,288	87,298

Note: Future income taxes have not been taken into account in the preparation of these estimates.

Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2011, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in GMXR. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of GMXR. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Paul J Szatkowski, PE
Paul J. Szatkowski, P.E.
Senior Vice President
De Golyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to GMXR dated February 22, 2012, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 37 years of experience in oil and gas reservoir studies and reserves evaluations.